SUBJECT TO REVISION
COMPUTATIONAL MATERIALS

FREE WRITING PROSPECTUS

October 30, 2006

$[748,252,367] (+/- 10%)

(Approximate)

ASSET BACKED SECURITIES CORPORATION

HOME EQUITY LOAN TRUST, SERIES MO 2006-HE6

ASSET BACKED SECURITIES CORPORATION

HOME EQUITY LOAN TRUST, SERIES MO 2006-HE6

Issuer

ASSET BACKED SECURITIES CORPORATION

Depositor

DLJ MORTGAGE CAPITAL, INC.

Seller

Mortgage Originators

Servicers

Master Servicer

**Subject to Revision**

ASSET BACKED SECURITIES CORPORATION

HOME EQUITY LOAN TRUST, SERIES MO 2006-HE6

Disclaimer

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-131465.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

The information in the accompanying term sheet supplement and the prospectus that the issuer has filed with the SEC (which you may get for free by visiting EDGAR on the SEC website at www.sec.gov) should be reviewed in connection with this term sheet.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates.  This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale.  This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein.  The securities are being offered when, as and if issued.  In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus.  As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials.  Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.  You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Asset Backed Securities Corporation Home Equity Loan Trust,            Series MO 2006-HE6

Summary of Terms

Cut-off Date:	November 1, 2006
Expected Pricing:	On or about October [31], 2006
Mortgage Originators:	Nationstar Mortgage LLC, Argent Mortgage Company, LLC and Ameriquest Mortgage Company. See Annex 1 hereto for information regarding the Mortgage Originators.
Issuer:	Asset Backed Securities Corporation Home Equity Loan Trust, Series MO 2006-HE6
Depositor:	Asset Backed Securities Corporation
Seller:	DLJ Mortgage Capital, Inc.
Expected Settlement:	On or about November [30], 2006 (the “Closing Date")
Legal Final Maturity:	[November] 25, 2036
Servicers:	Nationstar Mortgage LLC and Select Portfolio Servicing, Inc. See Annex 2 hereto for information regarding the Servicers.
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. See Annex 3 hereto for information regarding the Master Servicer and Trust Administrator.
Custodian:	U.S. Bank National Association
Trustee:	U.S. Bank National Association
Lead Underwriter:	Credit Suisse Securities (USA) LLC
Co-Manager:	TBD
Loan Performance Advisor:	OfficeTiger Global Real Estate Services (f/k/a MortgageRamp, Inc.)
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing on December 26, 2006.

ANNEX 1: THE MORTGAGE ORIGINATORS

Nationstar Mortgage LLC

Nationstar Mortgage LLC, a Delaware limited liability company, which we sometimes refer to as “Nationstar Mortgage”, is a sub-prime mortgage lender formed in 1994 that engages in originating primarily non-conforming home equity loans, through five major origination sources. The sponsor was originally named Nova Credit Corporation and was headquartered in Denver, Colorado. In the first calendar quarter of 1997, the originator’s operations were moved to Dallas, Texas and the originator underwent a reorganization and the hiring of a new management team. In April 1997, the originator’s name was changed to Centex Credit Corporation. In September of 2001, the sponsor merged into its wholly-owned subsidiary, Centex Home Equity Company, LLC, a Delaware limited liability company, with Centex Home Equity Company, LLC becoming the surviving entity.  On July 11, 2006, Centex Financial Services, LLC sold Centex Home Equity Company, LLC and on July 12, 2006 Centex Home Equity Company, LLC’s name was changed to Nationstar Mortgage LLC.

Since it inception, the originator has focused on lending to individuals who have substantial equity in their homes but have impaired or limited credit histories.  The originator’s home equity loans to these borrowers are made for many purposes such as debt consolidation, refinancing, home improvement and educational expenses. Substantially all of the sponsor’s home equity loans are secured by first or second mortgage liens on one- to four-family residences, and have amortization schedules ranging from 5 to 40 years.

Nationstar Mortgage is currently licensed to do business in 48 states and employs approximately 2,200 people in 77 locations throughout the United States. Nationstar Mortgage originates home equity loans through its retail branch network of 69 offices and four direct sales centers.  Nationstar Mortgage also originates home equity loans through a broker referral network from four division offices with a total of 17 regions. A fourth production source for Nationstar Mortgage is its Alliance Division which generates loans through conforming referral sources such as CTX Mortgage Company, LLC, other prime mortgage companies and national home builders.  In addition, Nationstar Mortgage purchases loans from approved wholesale sources.  Nationstar Mortgage’s strategy is to utilize these origination channels to generate growth in the volume of the home equity loans originated while diversifying sources of the home equity loans and maintaining emphasis on its underwriting standards.

Nationstar Mortgage has centralized its executive offices, underwriting, servicing and quality control functions in its Lewisville office. The Lewisville office is located at 350 Highland Drive, Lewisville, Texas, 75067.  Its telephone number is (469) 549-7000.

Underwriting Guidelines Applicable to the Home Equity Loans

The Pre-Underwriting Process. Nationstar Mortgage’s home equity loan application process is conducted by Nationstar Mortgage’s branch officers and approved mortgage brokers who compile information necessary for Nationstar Mortgage’s underwriting department to evaluate the home equity loan. The approval process is generally coordinated over the telephone with applications and credit reports obtained by branch processors or brokers and usually sent by facsimile transmission to the processing department at one of Nationstar Mortgage’s offices. Branch personnel communicate with Nationstar Mortgage’s centralized underwriting staff, located in Lewisville, Texas, Denver, Colorado and Tempe, Arizona, which consists of approximately 28 underwriters. Nationstar Mortgage also employs 21 other underwriters in four wholesale offices, which have loan approval authority on a limited basis. Branch operation personnel review the applicant’s credit history, based on the information contained in the application as well as reports available from credit reporting bureaus, to see if the credit history is acceptable given Nationstar Mortgage’s underwriting guidelines. A credit report from one approved repository is required for pre-approval and one preferred credit bureau report or three credit reports are required prior to underwriting review. These credit reports are the primary means utilized to verify each borrower’s mortgage and other debt payment histories. Based on this review, the proposed terms of the home equity loan are then communicated to the branch officer or broker responsible for the application who in turn discusses the proposal with the home equity loan applicant. If the applicant accepts the proposed terms, a branch officer or broker will gather additional information necessary for the underwriting, closing and funding of the loan.

The Standard Non-Conforming Program. The home equity loans were originated under, or, if acquired by Nationstar Mortgage from wholesale sources, were reunderwritten to comply with, Nationstar Mortgage’s Standard Non-Conforming Program. The Standard Non-Conforming Program is applicable to residential loans which, for credit reasons, do not conform to “traditional lenders” underwriting guidelines comparable to those employed by savings and loans and commercial banks. The sponsor began underwriting home equity loans in accordance with the Standard Non-Conforming Program in May 1997.

Nationstar Mortgage’s underwriting standards under the Standard Non-Conforming Program are primarily intended to assess the creditworthiness of the mortgagor and the value of the mortgaged property and to evaluate the adequacy of the property as collateral for the home equity loan. While Nationstar Mortgage’s primary consideration in underwriting a home equity loan is the borrower’s employment stability and debt-to-income ratio, the condition and value of the mortgaged property relative to the amount of the home equity loan is another critical factor. In addition, it also considers, among other things, a mortgagor’s credit history and repayment ability, as well as the type and use of the mortgaged property.

Nationstar Mortgage currently employs approximately 49 underwriters and has its underwriting functions primarily centralized in its Lewisville, Texas location. Nationstar Mortgage does not delegate underwriting authority to any broker or correspondent lender. Nationstar Mortgage’s underwriting department functions independently of its mortgage origination departments. Underwriters are compensated on a salary basis, and not through commissions.

Nationstar Mortgage’s policy is that every home equity loan is reviewed and approved by an underwriter with assigned approval authorities. Home equity loans exceeding those authorities require a second approval, generally from a manager of underwriting or an underwriting vice president.

Nationstar Mortgage has established classifications with respect to the credit profile of the applicant, and each loan is placed into one of seven ratings “A+” through “D”. Terms of loans made by Nationstar Mortgage as well as maximum loan-to-value ratios and debt-to-income ratios vary depending on the classification of the applicant. Home equity loan applicants with less favorable credit ratings are generally offered home equity loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings.

The home equity loans underwritten under Nationstar Mortgage’s Standard Non-Conforming Program are fixed and adjustable rate loans. Except for balloon loans and interest only loans, the fixed rate home equity loans originated by Nationstar Mortgage have amortization schedules ranging from 5 to 40 years, and generally require equal monthly payments that are due as of a scheduled day of each month which is fixed at the time of origination. The fixed rate balloon loans originated by Nationstar Mortgage generally provide for scheduled amortization over 30 or 40 years, with a maturity date and a balloon payment at the end of the 15th or 30th year. Nationstar Mortgage originates adjustable rate mortgage (ARM) loan products called six-month ARMs, 2/28 ARMs, 3/27 ARMs or 5/25 ARMs, each of which bear interest at rates which adjust based on the six-month (or, in the case of the 5/25 ARMs, one-year) London interbank offered rate, or LIBOR, with the initial rate adjustment date being either six months, 24 months, 36 months or 60 months after the date of origination of the loan, respectively. The six-month ARMs amortize over 15 to 30 years, adjust every six months and allow for a maximum periodic rate adjustment of 1.50%. The maximum adjustment over the life of a six-month ARM is capped at 7.00% above the initial interest rate of the loan and the minimum interest rate is generally equal to the initial interest rate. The 2/28 and the 3/27 ARMs amortize over 30 or 40 years, have an initial interest rate adjustment date which is 24 months or 36 months, respectively, after the date of origination and allow for a maximum rate adjustment on the initial interest rate adjustment date of 3.00%. After the initial rate adjustment date, the 2/28 ARMs and the 3/27 ARMs adjust every six months, allow for a maximum periodic rate adjustment of 1.50%, have a lifetime cap on interest rate adjustments of 7.00% above the initial interest rate of the loan and allow for a minimum rate generally equal to the initial interest rate of the loan. Certain of Nationstar Mortgage’s fixed, 2/28 ARM and 3/27 ARM loans contain an interest only feature whereby the mortgagor initially makes monthly payments of interest only on the outstanding balance. At the expiration of this interest only period, the mortgagor makes monthly payments of principal and interest sufficient to fully repay the loan over the remaining term. The 5/25 ARMs amortize over 30 years, have an initial interest rate adjustment date which is 60 months after the date of origination and allow for a maximum rate adjustment on the initial interest rate adjustment date of 2.00%. After the initial rate adjustment date, the 5/25 ARMs adjust every 12 months, allow for a maximum periodic rate adjustment of 2.00%, have a lifetime cap on interest rate adjustments of 6.00% above the initial interest rate of the loan and allow for a minimum rate generally equal to the initial interest rate of the loan.

The principal amounts of the home equity loans originated by Nationstar Mortgage generally range from a minimum of $5,000 to a maximum of $1,000,000. The collateral securing loans originated by Nationstar Mortgage are generally one- to four-family residences, including condominiums, townhomes and manufactured housing treated as real property under applicable state law. These properties may or may not be occupied by the owner. It is Nationstar Mortgage’s policy not to accept commercial properties, mixed-use properties or unimproved land as collateral. Rural property requires a 5% reduction in loan-to-value ratio. Second mortgages require a 5% reduction in loan-to-value ratio on owner occupied property. Nationstar Mortgage generally does not originate second lien home equity loans where any senior mortgage lien allows for open-end advances or negative amortization, is a private party mortgage or has shared appreciation provisions.

Nationstar Mortgage has established a “piggyback” program under which Nationstar Mortgage may originate a first and second lien home equity loan with the same borrower and secured by the same property simultaneously. Under the “piggyback” program, the loan-to-value ratio of the first mortgage must meet standard “A+”, “A-1” or “A-2” product guidelines. The second mortgage is allowed a combined loan-to-value ratio of up to 100%. Under the program, second mortgages must meet, in addition to standard program requirements, certain other requirements, including a maximum loan size of $200,000, a maximum loan term of 360 months, collateral consisting of a single family owner occupied property, “Full Documentation” from the borrower as described below and an “A-2” or better credit standard.

The home equity loans underwritten under the Standard Non-Conforming Program are underwritten pursuant to the “Full Documentation” residential loan program, the “Limited Documentation” residential loan program or the “Stated Income” residential loan program. Under each of these programs, Nationstar Mortgage reviews the home equity loan applicant’s source of income, calculates the amount of income from sources indicated on the loan application or similar documentation, reviews the credit history of the applicant, calculates the debt-to-income ratio to determine the applicant’s ability to repay the home equity loan, reviews the type and use of the property being financed and reviews the property for compliance with Nationstar Mortgage’s standards. In determining an applicant’s ability to repay a six-month ARM, Nationstar Mortgage uses a qualifying rate equal to six-month LIBOR plus a margin. In determining an applicant’s ability to repay a 2/28 ARM, a 3/27 ARM or a 5/25 ARM, Nationstar Mortgage uses a qualifying rate equal to six-month LIBOR plus a margin, minus a percentage amount up to 3.50%. It is Nationstar Mortgage’s policy for its underwriting process to consist of a thorough credit review and a thorough appraisal review on each home equity loan by its underwriting department. In addition, Nationstar Mortgage performs a separate appraisal review by its appraisal review department on home equity loans not appraised by a Nationstar Mortgage preferred appraisal management company and loans considered to be higher risk loans. These higher risk loans include Limited Documentation Program loans, Stated Income Program loans, loans secured by multi-unit properties, loans secured by non-owner occupied collateral, loans with higher loan-to-value ratios, loans involving non-approved appraisers and loans with higher loan amounts. Finally, Nationstar Mortgage performs a full compliance review to ensure that all documents have been properly prepared, all applicable disclosures given in a timely fashion and all federal and state regulations properly complied with. Appraisals are performed by third party, independent, fee-based, state-licensed appraisers generally approved by Nationstar Mortgage’s staff appraiser and generally conforming to current Fannie Mae and/or Freddie Mac secondary market requirements for residential property appraisals. Each appraisal includes, among other things, an inspection of the interior and exterior of the subject property and data from sales within the same general location as the subject property where available.

Nationstar Mortgage’s underwriting criteria require it to determine the income of each borrower and the source of funds (if applicable). Under the Full Documentation Program, it is Nationstar Mortgage’s policy that home equity loans to borrowers who are salaried employees be supported by current employment information in addition to employment history. This information for salaried borrowers is verified based on any of the following: written confirmation from employers, one or more pay-stubs, recent W-2 tax forms or recent tax returns. In addition, a telephone confirmation of employment is made. Under the Limited Documentation Program, self-employed borrowers are qualified based upon monthly income stated on the home equity loan application. Current tax return or six to twelve months of current bank statements and a copy of business license are obtained to verify existence of business and acceptable cash flow. Under the Stated Income Program, borrowers are qualified based upon monthly income as stated on the home equity loan application and telephone confirmation of employment. Self-employed borrowers under the Stated Income Program are required to submit a business license, current bank statements, or other acceptable form of documentation and verification with directory assistance to ensure existence of the business.

Verification of the applicant’s source of funds (if any) is generally required under purchase money programs in the form of a standard verification of deposit, current bank statement or other acceptable documentation. Twelve months of mortgage payments or rental history must be verified by lender or landlord. If appropriate compensating factors exist, Nationstar Mortgage may waive certain documentation requirements for individual borrowers. All documentation should be no more than 60 days old at underwriting and no more than 90 days old at the time of the funding of the related loan. Upon completion of a home equity loan’s underwriting and processing, the closing of the loan is scheduled with a closing attorney or agent approved by Nationstar Mortgage. The closing attorney or agent is responsible for completing the loan closing transaction in accordance with applicable law and Nationstar Mortgage’s operating procedures. Title insurance that insures Nationstar Mortgage’s interest as mortgagee and evidence of adequate homeowner’s insurance naming Nationstar Mortgage and its assignees as an additional insured party are required on all loans.

Mortgage Life Insurance. Nationstar Mortgage is currently underwriting some of its home equity loans with mortgage life insurance that is underwritten by an unrelated third party. This insurance provides for the payment of indebtedness upon the death of the insured. This insurance may be underwritten as either joint insurance (covering both borrower and co-borrower) or single insurance (covering the primary borrower only). The maximum coverage amount of the mortgage life insurance is $125,000 and is based upon a net payoff basis. The term of the coverage is generally limited to five years. Borrowers pay for the mortgage life insurance by payment of monthly premiums that are not financed as part of the home equity loan balance. The insured can voluntarily cancel the policy at any time and the policy can be cancelled by the insurer if three monthly premiums become delinquent. Loans originated prior to March 1, 2002 may have included credit life insurance whereby the borrower paid a single premium for the purchase of such credit life insurance which was financed as part of the home equity loan balance.

Involuntary Unemployment Insurance. Nationstar Mortgage is currently underwriting some of its home equity loans with involuntary unemployment insurance that is underwritten by an unrelated third party. This insurance provides for the payment of monthly loan payments upon the insured’s loss of income due to (i) individual or mass layoff, (ii) general strike, unionized labor dispute or lockout or (iii) termination by an employer, unless such termination occurred because of willful misconduct. The insurance covers the primary borrower only. The maximum coverage amount of the involuntary unemployment insurance is $1,000 per month. The insurance payments are generally limited to six months. Borrowers pay for the involuntary unemployment insurance by payment of monthly premiums that are not financed as part of the home equity loan balance. The insured can cancel the policy at any time, and the insurer can cancel the policy if three monthly premiums become delinquent.

Nationstar Mortgage’s Underwriting Criteria

“A+” Risk. Under the “A+” risk category, the prospective borrower must have within the prior 12 month period no 30-day late payments on an existing mortgage. Judgments over $5,000 are not permitted within the past two years. No bankruptcy or foreclosure may have occurred during the preceding two years commencing from the date of discharge or three years from the date the foreclosure was filed. No state or federal tax liens greater than $5,000 are permitted in the last year. A maximum loan-to-value ratio of 90% for home equity loans originated under the Full Documentation Program (90% for the Limited Documentation Program or 85% for the Stated Income Program) is permitted for a home equity loan of less than $1,000,000 on an owner-occupied property. A maximum loan-to-value ratio of 95% for a home equity loan originated under the Full Documentation Program (75% for the Limited Documentation Program or 70% for the Stated Income Program) is permitted for a home equity loan of less than $500,000 on non-owner occupied property. The maximum debt service-to-income ratio is 50%. The prospective borrower must also have a minimum risk (FICO) score of 580.

“A-1” Risk. Under the “A-1” risk category, the prospective borrower must have a maximum of one 30-day late payment in the last 12 months on an existing mortgage. Consecutive 30-day delinquencies may be considered as a single late. This is limited to 30-days late only. Judgments over $5,000 within the last two years are not allowed. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding two years (bankruptcy may be allowed if the bankruptcy of the borrower occurred more than one year ago and the borrower has had no 30-day late payments within the last 12 months). A maximum loan-to-value ratio of up to 95% (90% for the Limited Documentation Program or 85% for the Stated Income Program) is permitted for a home equity loan on a one to four-family owner-occupied property. A maximum loan-to-value ratio of up to 85% (75% for the Limited Documentation Program or 70% for the Stated Income Program) is permitted for a home equity loan on a non-owner occupied property. The debt service-to-income ratio generally is 50% or less based on the relevant qualifying rate for the home equity loan. The maximum loan amount is $1,000,000 for a single family property and $500,000 for a two-to-four family property under the Full Documentation Program. The maximum loan amount is $500,000 for a home equity loan on a one to four-family property under the Limited Documentation Program or Stated Income Program. Exceptions to the maximum loan amount for a single-family, owner occupied property are considered by Nationstar Mortgage on a limited basis. The prospective borrower must also have a minimum risk (FICO) score of 560 (525 if under the Full Documentation Program and loan-to-value ratio of less than or equal to 80%).

“A-2” Risk. Under the “A-2” risk category, the prospective borrower must have a maximum of three 30-day late payments and no 60-day late payments within the last 12 months on an existing home equity loan. Collection accounts, charge-offs or judgments within the last two years are allowed. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding two years (bankruptcy may be allowed if the bankruptcy of the borrower occurred more than one year ago and the borrower has had no 30-day late payments within the last 12 months). A maximum loan-to-value ratio of up to 90% (85% for the Limited Documentation Program or 80% for the Stated Income Program) is permitted for a home equity loan on a one to four-family owner occupied property. A maximum loan-to-value ratio of up to 80% (75% for the Limited Documentation Program or 65% for the Stated Income Program) is permitted for a home equity loan on a non-owner occupied property. The debt service-to-income ratio generally is 50% or less based on the relevant qualifying rate of the home equity loan. The maximum loan amount is $1,000,000 for a single family property and $500,000 for a two-to-four family property under the Full Documentation Program. The maximum loan amount is $500,000 for a home equity loan on a one to four-family property under the Limited Documentation Program or Stated Income Program. Exceptions to the maximum loan amount for a single-family, owner occupied property are considered by Nationstar Mortgage on a limited basis. The prospective borrower must also have a minimum risk (FICO) score of 525.

“B” Risk. Under the “B” risk category, the prospective borrower must have no 60-day late payments within the last 12 months on an existing home equity loan on the subject property. Open collections and/or charge-offs and judgments within the last 24 months are permitted and are not required to be paid from the proceeds of the home equity loan. No bankruptcy or foreclosure by the borrower may have occurred during the preceding 12 months. A maximum loan-to-value ratio of 85% (80% for the Limited Documentation Program or 75% for the Stated Income Program) is permitted for a home equity loan on a one to four-family owner occupied property. A maximum loan-to-value ratio of 75% (70% for the Limited Documentation Program or 65% for the Stated Income Program) is permitted for a home equity loan on a non-owner occupied property. The debt service-to-income ratio generally is 50% or less based on the relevant qualifying rate for the home equity loan. The maximum loan amount is $750,000 for a one to four-family property under the Full Documentation Program. The maximum loan amount is $500,000 for home equity loans originated under the Limited Documentation Program or Stated Income Program. The prospective borrower must also have a minimum risk (FICO) score of 500.

“C-1” Risk. Under the “C-1” risk category, the prospective borrower may have experienced significant credit problems in the past. A maximum of one 60-day late payment within the last 12 months is acceptable on an existing home equity loan. The existing home equity obligation can be up to 60 days past due at the funding of the loan. As to non-mortgage credit, significant prior defaults may have occurred. There may be open collections or charge-offs within the last 24 months. However, collection accounts, unpaid charge-offs or judgments are not required to be paid from the proceeds of the home equity loan. No bankruptcy or notice of default filings by the borrower may have occurred during the preceding 12 months. A maximum loan-to-value ratio of 80% (75% for the Limited Documentation Program or 70% for the Stated Income Program) is permitted for a home equity loan on a one to four-family owner-occupied property. A maximum loan-to-value ratio of 70% (65% for the Limited Documentation Program) is permitted for a home equity loan on a non-owner-occupied property. The debt service-to-income ratio is generally 50% or less based on the relevant qualifying rate for the home equity loan. The maximum loan amount is $350,000 for a home equity loan on a one to four-family owner-occupied or non-owner occupied property. The prospective borrower must also have a minimum risk (FICO) score of 500.

“C-2” Risk. Under the “C-2” risk category, the prospective borrower may have experienced significant credit problems in the past. A maximum of two 60-day late payments or one 90-day late payment within 12 months is acceptable on an existing home equity loan on the subject property. The existing home equity obligation can be up to 90 days past due at the funding of the loan. As to non-mortgage credit, significant prior defaults may have occurred. There may be open collections or charge-offs during the past 24 months and collection accounts, unpaid charge-offs or judgments are not required to be paid from the proceeds of the home equity loan. No foreclosure or notice of default filings by the borrower may have occurred during the preceding 12 months. Any bankruptcy must be discharged. A maximum loan-to-value ratio of 75% is permitted for a home equity loan on a one to four-family owner-occupied property. A maximum loan-to-value ratio of 65% is permitted for a home equity loan on a non-owner-occupied property. The debt service-to-income ratio is generally 50% or less based on the relevant qualifying rate for the home equity loan. The maximum loan amount is $350,000. The prospective borrower must also have a minimum risk (FICO) score of 500.

“D” Risk. Under the “D” risk category, the prospective borrower may have experienced significant credit problems in the past. As to non-mortgage credit, significant prior defaults may have occurred. The borrower is sporadic in some or all areas with a disregard for timely payment or credit standing. With respect to an existing home equity loan on the subject property, the home equity loan may be no more than one time 120 days late and may be in foreclosure proceedings. The existing home equity loan is not required to be current at the time the application is submitted. The borrower may have open collections, charge-offs and judgments, which are generally paid through the loan proceeds if the amount exceeds $5,000. Bankruptcy or notice of default filings by the borrower may be present at the time of the loan. A maximum loan-to-value ratio of 70% is permitted for a home equity loan on a one to four-family owner-occupied property. A maximum loan to value ratio of 50% is permitted for a home equity loan on non-owner occupied one to four-family property. The maximum loan amount is $350,000. The debt service-to-income ratio generally is 50% or less based on the relevant qualifying rate for the home equity loan. The prospective borrower must also have a minimum risk (FICO) score of 500.

Exceptions. As described above, Nationstar Mortgage uses the foregoing categories and characteristics as underwriting guidelines only. On a case-by-case basis, it may determine that the prospective borrower warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular risk category. An upgrade or exception may generally be allowed if the application reflects certain compensating factors, among others:

reduced loan-to-value ratio;
good property maintenance;
mortgage history consistent with the risk category upgrade;
stable employment;
disposable income;
the length of residence in the subject property; and
minimum risk (FICO) score greater than or equal to 580.

Accordingly, Nationstar Mortgage may classify certain home equity loan applications in a more favorable risk category than other home equity loan applications that, in the absence of these compensating factors, would satisfy only the criteria of a less favorable risk category.

Origination Portfolio Data

The following table sets forth information regarding the size, composition and growth of Nationstar Mortgage’s origination portfolio:

	As of March 31,					As of September 30,
Nationstar Mortgage Origination Portfolio	2002	2003	2004	2005	2006	2006
	($ in millions)
Total Originations(1)	$2,092.4	$2,506.2	$3,920.7	$5,276.3	$5,975.6	$2,342.3
Growth Rate	22%	20%	56%	35%	13%	(61)%

__________

(1)

Nationstar Mortgage’s origination portfolio consists entirely of non prime mortgage loans.  A non prime mortgage loan is a loan that is non-conforming in nature and typically offered at a rate above the rate for prime loans to individuals who typically have impaired or limited credit histories and do not qualify for prime rate loans.

Argent Mortgage Company, LLC and Ameriquest Mortgage Company

All of the Mortgage Loans were originated by Argent Mortgage Company, LLC (“Argent”) or Ameriquest Mortgage Company (“Ameriquest”, and Argent, each an “Originator” and together, for the purposes of this section only, the “Originators”).  The Originators provided the information in the following paragraphs.  Argent has been originating mortgage loans since January 2003.  Prior to January 2003, wholesale mortgage loans were originated through Ameriquest.  Ameriquest has been originating mortgage loans since 1979.

The following tables summarize the Originators originated one- to four-family residential mortgage loan origination and whole loan sales and securitization activity for the periods shown below.  Sales activity may include sales of mortgage loans purchased by the Originators from other loan originators.

Ameriquest Originations and Sales – 1-4 UNITS (Dollars in Thousands)
	Year Ended December 31,			Six Months Ending June 30,
	2003	2004	2005	2006

Originations	$20,554,463	$35,438,393	$29,523,896	$5,203,114
Sales	$21,019,463	$32,601,896	$31,213,853	$7,371,101

Argent Originations and Sales – 1-4 UNITS (Dollars in Thousands)
	Year Ended December 31,			Six Months Ending June 30,
	2003	2004	2005	2006

Originations	$21,140,156	$47,319,352	$45,935,261	$12,223,238
Sales	$16,461,828	$45,864,688	$43,303,444	$14,025,821

Underwriting Standards of the Originators

All of the Mortgage Loans were originated by the Originators generally in accordance with the underwriting criteria described below.

The Mortgage Loans were originated generally in accordance with guidelines (the “Underwriting Guidelines”) established by the Originators with one of the following income documentation types:  “Full Documentation”, “Limited Documentation” or “Stated Income”.  The Underwriting Guidelines are primarily intended to evaluate: (1) the applicant’s credit standing and repayment ability and (2) the value and adequacy of the mortgaged property as collateral.  On a case-by-case basis, the Originators may determine that, based upon compensating factors, a loan applicant, not strictly qualifying under one of the Risk Categories described below, warrants an exception to the requirements set forth in the Underwriting Guidelines.  Compensating factors may include, but are not limited to, loan-to-value ratio, debt-to-income ratio, good credit history, stable employment history, length at current employment and time in residence at the applicant’s current address. It is expected that a substantial number of the Mortgage Loans to be included in the mortgage pool will represent such underwriting exceptions.

The Underwriting Guidelines are less stringent than the standards generally acceptable to Fannie Mae and Freddie Mac with regard to: (1) the applicant’s credit standing and repayment ability and (2) the property offered as collateral. Applicants who qualify under the Underwriting Guidelines generally have payment histories and debt ratios which would not satisfy Fannie Mae and Freddie Mac underwriting guidelines and may have a record of major derogatory credit items such as outstanding judgments or prior bankruptcies.  The Underwriting Guidelines establish the maximum permitted loan-to-value ratio for each loan type based upon these and other risk factors.

All of the Mortgage Loans originated by the Originators are based on loan application packages submitted directly or indirectly by a loan applicant to the Originators.  Each loan application package has an application completed by the applicant that includes information with respect to the applicant’s liabilities, income, credit history and employment history, as well as certain other personal information. The Originators also obtain (or the broker submits) a credit report on each applicant from a credit reporting company.  The credit report typically contains the reported information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and reported records of default, bankruptcy, repossession and judgments.  If applicable, the loan application package must also generally include a letter from the applicant explaining all late payments on mortgage debt and, generally, consumer (i.e. non-mortgage) debt.

During the underwriting process, each Originator reviews and verifies the loan applicant’s sources of income (except under the Stated Income and Limited Documentation types, under which programs such information may not be independently verified), calculates the amount of income from all such sources indicated on the loan application, reviews the credit history of the applicant, calculates the debt-to-income ratio to determine the applicant’s ability to repay the loan, and reviews the mortgaged property for compliance with the Underwriting Guidelines.  The Underwriting Guidelines are applied in accordance with a procedure which complies with applicable federal and state laws and regulations and requires (i) an appraisal of the mortgaged property which conforms to the Uniform Standards of Professional Appraisal Practice and are generally on forms similar to those acceptable to Fannie Mae and Freddie Mac and (ii) a review of such appraisal, which review may be conducted by a representative of the Originators or a fee appraiser and may include a desk review of the original appraisal or a drive-by review appraisal of the mortgaged property.  The Underwriting Guidelines permit loans with combined loan-to-value ratios at origination of up to 100%, subject to certain Risk Category limitations (as further described in that section).  The maximum allowable loan-to-value ratio varies based upon the income documentation, property type, creditworthiness, debt service-to-income ratio of the applicant and the overall risks associated with the loan decision.

A.

Income Documentation Types

Full Documentation.  The Full Documentation residential loan program is generally based upon current year to date income documentation as well as the previous year’s income documentation (i.e., tax returns and/or W-2 forms and/or written verification of employment) for the previous 12 months (with respect to mortgage loans originated by Argent) or 24 months (with respect to mortgage loans originated by Ameriquest) or bank statements for the previous 12 months (with respect to mortgage loans originated by Argent) or 24 months (with respect to mortgage loans originated Ameriquest). The documentation required is specific to the applicant’s sources of income. The applicant’s employment and/or business licenses are generally verified.

Limited Documentation.  The Limited Documentation residential loan program is generally based on bank statements from the past 6 months (with respect to mortgage loans originated by Argent) or 12 months (with respect to mortgage loans originated by Ameriquest) supported by additional documentation provided by the applicant or current year to date documentation.  The applicant’s employment and/or business licenses are generally verified.

Stated Income.  The Stated Income residential loan program requires the applicant’s employment and income sources to be stated on the application.  The applicant’s income as stated must be reasonable for the related occupation in the loan underwriter’s discretion.  However, the applicant’s income as stated on the application is not independently verified.

B.

Property Requirements

Properties that are to secure mortgage loans have a valuation obtained by an appraisal performed by a qualified and licensed appraiser who is a staff appraiser or an independent appraiser who is in good standing with the related Originator’s in-house appraisal department.  Generally, properties below average standards in condition and repair are not acceptable as security for mortgage loans under the Underwriting Guidelines.  Each appraisal includes a market data analysis based on recent sales of comparable homes in the area and, where deemed appropriate, replacement cost analysis based on the current cost of constructing a similar home.  Every independent appraisal is reviewed by a representative of the applicable Originator or a fee appraiser before the mortgage loan is funded.  The Originators require that all mortgage loans have title insurance.  The Originators also require that fire and extended coverage casualty insurance be maintained on the property in an amount equal to the lesser of the principal balance of the mortgage loan or the replacement cost of the property.

Any dwelling unit built on a permanent chassis (including mobile homes) and attached to a permanent foundation system is a “manufactured home” for purposes of the related Originator’s guidelines.  Any of the following factors would make a manufactured home ineligible under the related Originator’s guidelines: manufactured homes located in a mobile home park or on leasehold land; manufactured homes built prior to 1977; manufactured homes with additions; manufactured homes not classified as real property; manufactured homes that have a foundation not acceptable to HUD standards; single wide mobile homes; and manufactured homes located in the following states: Delaware, Hawaii, Maryland, New Jersey, New York, Oklahoma, Rhode Island and Texas.  Other factory-built housing, such as modular, prefabricated, panelized, or sectional housing is not considered a “manufactured home” under the related Originator’s guidelines.

C.

Risk Categories

Under the Underwriting Guidelines, various Risk Categories are used to grade the likelihood that the mortgagor will satisfy the repayment conditions of the mortgage loan.  These Risk Categories establish the maximum permitted loan-to-value ratio and loan amount, given the occupancy status of the mortgaged property and the mortgagor’s credit history and debt ratio.  In general, higher credit risk mortgage loans are graded in Risk Categories which permit higher debt ratios and more (or more recent) major derogatory credit items such as outstanding judgments or prior bankruptcies; however, the Underwriting Guidelines establish lower maximum loan-to-value ratios and lower maximum loan amounts for loans graded in such Risk Categories.

The Underwriting Guidelines have the following Risk Categories and criteria for grading the potential likelihood that an applicant will satisfy the repayment obligations of a mortgage loan:

Risk Categories - Argent Mortgage Company, L.L.C.*

	I	II	III	IV	V	VI
Mortgage History (Last 12 Months)	no lates	1 x 30	3 x 30	1 x 60	1 x 90	> 1 x 90
Bankruptcy or Foreclosure	none in last 36 months	none in last 36 months	none in last 24 months	none in last 12 months	not currently in	current(1)
FICO Score	Maximum LTV(2)
680	100%(5)	95%	95%	90%	80%	75%
650	100%(5)	95%	95%	90%	80%	75%
620	100%(5)	95%	95%	90%	80%	70%
600	100%(5)	95%	95%	90%	80%	70%
580	95%	95%	95%	90%	75%	70%
550	90%	90%	90%	90%	75%	70%
525	85%	85%	85%	80%	75%	70%
500	80%	80%	80%	80%	75%	70%
Maximum Debt Ratio(3)	50%	50%	50%	50%	50%	55%
Other Credit(4)	max $2,500 open major derogatory credit	max $2,500 open major derogatory credit	max $2,500 open major derogatory credit	max $5,000 open major derogatory credit

(1)

Maximum LTV for applicants currently in bankruptcy or foreclosure is 60%.

(2)

The maximum LTV referenced is for mortgagors providing Full Documentation. The LTV may be reduced up to 5% for each of the following characteristics:  non-owner occupancy and second homes.  LTV may be reduced up to 10% for each of the following characteristics: Stated Income documentation, three-to-four unit properties, manufactured homes and rural locations.

(3)

Debt ratios may be increased if the LTV ratio is decreased.  LTV equal to or less than 75% may have a 55% debt ratio. LTV equal to or less than 95% may have a 50% debt ratio.

(4)

Open major derogatory credit may be increased if the LTV ratio is decreased. LTV equal to or less than 95% may have up to $2,500 open major derogatory credit. LTV equal to or less than 90% may have greater than $5,000 open derogatory credit.

(5)

LTV if originated under the Advantage Matrix Program (allows qualified applicants the ability to borrow up to 100% LTV on a first-lien) or CLTV if originated under the Combo Advantage Program (first lien and second lien mortgage loan closed simultaneously to allow applicants to borrow up to 100% combined CLTV).

*

Jumbo loans (over $500,000-$750,000) are only available for mortgagors providing Full Documentation.  In addition, the underwriting guidelines provide for lower maximum debt ratios and LTVs, no bankruptcies in the last 24 months, and mortgaged properties that are owner occupied.  Rural properties, manufactured homes and two -to -four unit properties are excluded.

Risk Categories – Ameriquest Mortgage Company(1)

Mortgage History (Last 12 Months)	no lates	1 x 30	3 x 30	1 x 60	1 x 90	1 x 120
FICO Score	Maximum LTV(2)
710+	95% - 8A	90% - 4A	90% - 2A	90% - A	75% - C	60% - C
680 – 709	95% - 7A	90% - 4A	90% - 2A	90% - A	75% - C	60% - C
660 – 679	90% - 6A	90% - 3A	90% - 2A	90% - A	75% - C	60% - C
640 – 659	90% - 5A	90% - 3A	90% - 2A	90% - A	75% - C	60% - C
620 – 639	90% - 4A	90% - 2A	90% - A	90% - A	75% - C	60% - C
600 – 619	90% - 3A	90% - 2A	90% - A	85% - B	60% - C	60% - C
580 – 599	90% - 2A	90% - A	90% - A	85% - B	60% - C	60% - D
550 – 579	90% - A	90% - A	90% - A	85% - B	60% - C	60% - D
520 – 549	85% - B	85% - B	85% - B	75% - C	60% - D	60% - D
500 – 519	75% - C	75% - C	75% - C	60% - D	60% - D	60% - D
Bankruptcy or Foreclosure	8A - 3A: 36 months 2A - A: 24 months B: 12 months			C: Not current D: Dismissed/discharged prior to closing
Maximum Debt Ratio(3)	8A - D: 55%

(1)

Interest-only loans may be subject to additional and differing requirements, including: a maximum debt ratio of 50%; no non- owner occupied properties; no rural properties; a maximum delinquent mortgage history of 3 x 30; no bankruptcies in the last 24 months; a maximum LTV ratio of 90%; a minimum FICO score of 620; and a minimum credit risk of 2A.

(2)

The maximum LTV referenced is for mortgagors providing Full Documentation.  The LTV will be reduced 5% for each of the following characteristics: non-owner occupancy and multi-unit properties.  The LTV will be reduced 10% for each of the following characteristics: Stated Income documentation, mobile/manufactured homes and properties in rural locations.

(3)

The maximum LTV will be reduced 5% for debt ratios exceeding 50% on mortgage loans qualifying under standard loan programs.

Regulatory Matters Concerning Ameriquest

On January 23, 2006, ACC Capital Holdings Corporation (“ACCCHC”), the parent company of Ameriquest Mortgage Company, AMC Mortgage Services, Inc. (formerly known as Bedford Home Loans, Inc.) and Town and Country Credit Corporation (collectively, the “Affiliates”) and of Argent Mortgage Company, L.L.C., announced that it had entered into a settlement agreement with forty-nine states and the District of Columbia (the “States”).  The settlement was reached after representatives of the financial regulatory agencies and/or attorney general’s offices of many of the States raised concerns relating to the lending policies of the Affiliates; for the appropriateness of discount points charged prior to February 2003; the accuracy of appraisal valuations; stated income loans and oral statements to borrowers relating to loan terms and disclosures. ACCCHC has agreed on behalf of itself and the Affiliates to supplement several of its business practices and to submit itself to independent monitoring. Under the terms of the settlement agreement, ACCCHC agreed to pay $295 million toward restitution to borrowers and $30 million to cover the States’ legal costs and other expenses. In June 2005, ACCCHC recorded a provision of $325 million in its financial statements to reflect the expected settlement.

ANNEX 2: THE SERVICERS

Nationstar Mortgage LLC

General. Nationstar Mortgage has been servicing loans since March 1997, when it assumed the default management cycle of loans previously handled by CTX Mortgage Company, LLC, a seller/servicer of primarily conforming mortgage loans. Nationstar Mortgage or one of its affiliates originates all of the loans it services, other than those purchased by it from wholesale sources. Servicing encompasses, among other activities, the following processes: billing and collection of payments when due, movement and reporting of cash to the payment clearing bank accounts, customer help, reconveyance, recovery of delinquent installments, instituting foreclosure and liquidation of the underlying collateral. Nationstar Mortgage’s most current rating as a residential subprime loan servicer is “RPS2+” by Fitch Ratings, dated May 10, 2005. Nationstar Mortgage was ranked “above average” as a residential subprime loan servicer by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. in December 2004.

Nationstar Mortgage services all loans in its Lewisville, Texas servicing facility using a mid-range AS-400 based servicing platform, known as LSAMS, for which it purchased a separate user license in August of 1997. The LSAMS system is also employed by other large servicers in the subprime and prime mortgage loan industries. Nationstar Mortgage has purchased an additional servicing system from London Bridge Corporation, known as FORTRACS. This event-tracking system, working in tandem with LSAMS, can separately track (i) mortgaged properties in foreclosure, (ii) borrower bankruptcies and (iii) mortgaged properties acquired by foreclosure or otherwise in connection with defaulted home equity loans (commonly referred to as REO property). FORTRACS has generally increased Nationstar Mortgage’s ability to track and monitor loans in the default process.

Nationstar Mortgage’s operating and compliance policies and procedures are published on its intranet system and updated to comply with state and federal legal and regulatory requirements.

Nationstar Mortgage’s default management policy has been designed to identify collection problems so as to facilitate a prompt response to the delinquent borrower’s situation. Early identification of a significant collection problem is especially critical in the subprime mortgage environment.

Borrowers are mailed a monthly billing statement approximately two weeks prior to their payment’s scheduled due date. Collection activity on an account begins as soon as five days after the scheduled due date if a payment is not made. Nationstar Mortgage uses a custom behavioral risk scoring model to prioritize the calling of customers in the early stages of delinquency and utilizes a Davox predictive power dialer to assist with productivity of calls. New loans that do not perform in accordance with their loan terms are specifically identified for collection work performed by managers and, if necessary, the originating operation. Notices and special collection letters are used in the normal collection process.

The collection strategy is to determine the facts surrounding the delinquency, obtain customer agreement for the solution and attempt to preclude future delinquency on the part of the borrower. Generally, when a promise for payment is obtained from the borrower by the collector, LSAMS will target the loan in the “queue” for the date of the promised payment. If the payment is made, the account is removed from the collection queue. If the arrangement for payment was not kept, the loan is placed back in the call route for the collector to contact and follow up on the previous arrangements for payment. If the payment is received per the arrangements and no future promise or target dates are noted on LSAMS, the loan will be removed from the collection cycle unless the account becomes delinquent in the future.

Generally, when a loan appears in the LSAMS default management system, the collector will telephone the borrower to discuss the past due payment situation. Standard collection form letters, approved by Nationstar Mortgage’s legal department, are generally utilized in conjunction with telephone calling, in order to reach the delinquent borrower. Documentation of collection activity is critically important in the default management process. Collectors have access on LSAMS to borrower demographics, telephone numbers, loan payment history and all previous collection notes, to assist in the collection of a past due account. Nationstar Mortgage’s policy requires that managers in the collection department monitor the collectors’ work on LSAMS and offer them appropriate guidance and training.

Nationstar Mortgage’s policy is to send out a notice of demand when an account is classified as a 60-day delinquent account. This may be done sooner if the circumstances of a particular account indicate that legal action appears likely. This letter will give the customer 30 days’ notice of Nationstar Mortgage’s intent to initiate foreclosure action on the loan. If an alternative to foreclosure is appropriate, a recommended course of action will be prescribed by senior servicing management. Servicing and collection practices regarding the liquidation of properties (e.g., foreclosure) and the rights of the borrower vary from state to state.

Prior to bidding at a foreclosure sale, Nationstar Mortgage performs an in-depth market value analysis of the mortgaged property on all defaulted loans. This analysis which is performed by the appraisal review department, includes a current appraisal or broker price opinion of the mortgaged property conducted by an independent vendor from Nationstar Mortgage’s approved network of appraisers or real estate brokers. Nationstar Mortgage uses the market value analysis to develop its strategy for bidding, repairs, and sale of the property.

If Nationstar Mortgage acquires title to a property at a foreclosure sale or through other means, the REO property department immediately begins working on the file by obtaining at least two local real estate brokers to inspect the property and provide an estimate of repairs needed and a recommended list price. Repairs are performed if it is determined that they will increase the net liquidation proceeds and speed of disposal.

If the property is not vacated when it is acquired, a local attorney will be hired to commence eviction proceedings or small cash incentives may be offered the customer to vacate the property in marketable condition. Once it has listed a foreclosed property, the REO property department will follow up closely with the listing agent to ensure that the collateral is secure and that it is being aggressively marketed.

The REO sales team markets properties through a network of over 2,000 approved real estate brokers. Nationstar Mortgage utilizes an online purchase offer management system to track and respond promptly to offers submitted by the real estate brokers. The REO closing department handles all paperwork required to transfer the property in the final sale. Nationstar Mortgage’s REO policies and procedures support expeditious disposition of REO property to maximize recovery.

If a loan is liquidated for less than its unpaid principal balance plus accrued interest, reimbursement of liquidation expenses and servicer advances, or if Nationstar Mortgage determines that a delinquent loan is nonrecoverable, a realized loss will be incurred. A separate loss recovery unit is responsible for pursuing deficiency balances after completion of the foreclosure action. This unit evaluates relevant information on loans that resulted in a realized loss, searches for recovery opportunities and attempts recovery of funds through various collection methods.

Nationstar Mortgage will exercise its discretion consistent with customary servicing procedures and its rights under the relevant servicing agreements, with respect to the enforcement and servicing of loans in such manner as will maximize the receipt of principal and interest, including but not limited to the waiver of ancillary fees, such as late charges and prepayment penalties, and the modification of the loans.

Nationstar Mortgage will not agree to any modification, waiver or amendment of any provision of any loan unless, in its good faith judgment, the modification, waiver or amendment will minimize the loss that might otherwise be experienced with respect to the loan, but only in the event of a payment default with respect to the loan o r in the event that a payment default with respect to the loan is reasonably foreseeable by Nationstar Mortgage. However, with respect to loans held in Nationstar Mortgage -sponsored term securitizations, no such modification, waiver or amendment may extend the maturity date of the loan beyond the date that is six months after the latest final scheduled distribution date of the classes of offered securities of the related issuing entity that remain outstanding. In addition, Nationstar Mortgage may modify, waive or amend any provision of a loan if required to do so by statute or a court of competent jurisdiction.

Nationstar Mortgage outsources the tracking and follow-up on homeowners and flood insurance for loans without escrows. Nationstar Mortgage follows an established process of sending Nationstar Mortgage -approved letters notifying the customer of non-receipt of proof of insurance renewal. This three-letter process is supplemented with phone calls made to the homeowner’s insurance agent. If proof of insurance has still not been received following this process, Nationstar Mortgage will obtain a collateral protection insurance policy on the borrower’s behalf and at the borrower’s expense. Nationstar Mortgage has a master policy with the collateral protection insurance provider, which protects against errors and omissions with a blanket policy covering Nationstar Mortgage’s balance on the loan. For property taxes on loans without escrows, Nationstar Mortgage obtains tax service contracts on the loans from a major vendor, which tracks all properties for the payment of property taxes by the homeowner.

Nationstar Mortgage offers full tax and insurance escrow services to its new customers. These escrow services involve collecting monthly pro-rated tax and insurance amounts from borrowers and controlling the payments to taxing authorities and insurers.

Nationstar Mortgage, as servicer, reports borrower information monthly to the major credit reporting agencies.

Borrower Bankruptcy. Under the Federal Bankruptcy Code (Title 11 of the United States Code), as amended by the Bankruptcy Amendments and Federal Judgeship Act of 1984, as well as the Bankruptcy Abuse Prevention and Consumer Protection Act, a borrower may be entitled to protection from both the immediate foreclosure by Nationstar Mortgage upon the mortgaged property and the collection by Nationstar Mortgage of past due payments. In addition, a borrower’s bankruptcy filing could limit the ability of Nationstar Mortgage to seek and secure a deficiency judgment against the borrower where such judgment may be allowed by state law.

In the case of a Chapter 7 bankruptcy filing by a borrower, unless and until Nationstar Mortgage secures a reaffirmation agreement from the borrower, the process of collecting payments on the loan or foreclosing on the mortgaged property may be delayed by the filing. If a reaffirmation agreement is executed by the borrower and approved by the bankruptcy court, and is not otherwise rejected in the bankruptcy proceedings, the borrower may retain the mortgaged property and will be obligated to continue to make loan payments. If the borrower elects not to reaffirm the loan, the borrower is deemed to have surrendered the mortgaged property.

In addition to filings under Chapter 7 of the Bankruptcy Code, borrowers may seek protection from enforcement of loan obligations pursuant to Chapter 13 of the Bankruptcy Code. Courts have broad discretion in the administration of bankruptcies pursuant to Chapter 13, including the discretion to restructure the loan by reducing the amount of each monthly payment, changing the rate of interest, altering the repayment schedule, forgiving all or a portion of the loan and reducing the lender’s security interest, including classifying the lender as an unsecured lender, or making other modifications to the loan the court deems appropriate.

Upon receipt of notice of the filing of a bankruptcy by a borrower, Nationstar Mortgage will verify the validity of the filing by the use of its PACER bankruptcy reporting system. In the case of a Chapter 7 bankruptcy filing, a reaffirmation agreement will be provided by Nationstar Mortgage to counsel for the borrower. If the borrower fails to execute a reaffirmation agreement, the mortgaged property is deemed surrendered and Nationstar Mortgage may begin the process to recover the property.

In the case of a Chapter 13 bankruptcy filing, Nationstar Mortgage will file a proof of claim to protect the loan amount and secured nature of the claim. If a borrower fails to make post-petition mortgage payments, or plan payments of arrearages, during the pendency of a Chapter 13 bankruptcy, Nationstar Mortgage will seek relief from the automatic stay and proceed to recover the mortgaged property.

Material Changes in Servicing Procedures. There have been no material changes to Nationstar Mortgage’s servicing policies and procedures during the past three years.

Servicing Portfolio Data

The following table sets forth information regarding the size, composition and growth of Nationstar Mortgage’s servicing portfolio:

	As of March 31,					As of September 30,
Nationstar Mortgage Servicing Portfolio	2002	2003	2004	2005	2006	2006
	($ in millions)
Non Prime Mortgage Loans(1) (2)	$3.28	$4.64	$6.50	$7.91	$6.87	$7.53
Growth Rate	85%	41%	40%	22%	(13)%	10%
Non Prime Mortgage Loans— Serviced for Others(1) (3)	$1.09	$0.84	$0.64	$1.40	$3.68	$2.51
Growth Rate	(27)%	(23)%	(24)%	119%	163%	(32)%
Total Serviced Portfolio	$4.37	$5.48	$7.14	$9.31	$10.55	$10.05
Growth Rate	34%	25%	30%	30%	13%	(5)%

__________

(1)

A non prime mortgage loan is a loan that is non-conforming in nature and typically offered at a rate above the rate for prime loans to individuals who typically have impaired or limited credit histories and do not qualify for prime rate loans.

(2)

Includes loans originated or acquired, and serviced, by Nationstar Mortgage that are held (a) in Nationstar Mortgage-sponsored term securitizations or (b) in Nationstar Mortgage’s inventory.

(3)

Includes loans originated or acquired by Nationstar Mortgage, which Nationstar Mortgage has sold in whole-loan sale transactions to unaffiliated parties on a servicing-retained basis.

Select Portfolio Servicing, Inc.

Select Portfolio Servicing, Inc. (“SPS”) will act as a servicer of certain mortgage loans pursuant to the Pooling and Servicing Agreement.  SPS is an experienced residential mortgage loan servicer that services a loan portfolio including Alt-A, subprime and non-performing assets.

SPS was incorporated on February 24, 1989 under the laws of the State of Utah.  SPS commenced mortgage servicing operations in 1989 for its own account and has managed and serviced third-party subprime and non-performing mortgage loan portfolios since 1994.  SPS began servicing third-party Alt-A mortgage loan portfolios in 2002.  On June 30, 2004, SPS changed its name from Fairbanks Capital Corp. to Select Portfolio Servicing, Inc.  On October 4, 2005, Credit Suisse First Boston (USA), Inc., an affiliate of the depositor and the seller, acquired all of the outstanding stock of SPS’s parent from the prior shareholders.  An affiliate of the depositor is also a lender under one of SPS’s credit facilities.  SPS’s corporate offices are located at 3815 South West Temple, Salt Lake City, Utah 84115.  SPS conducts operations in Salt Lake City, Utah and Jacksonville, Florida.

SPS is approved by HUD as a non-supervised mortgagee with servicing approval, and is a Fannie Mae-approved seller/servicer and a Freddie Mac-approved servicer engaged in the servicing of first and junior lien mortgage loans.

SPS maintains an “Average” rating with a “Positive” outlook with Standard and Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. and an “SQ2-” rating with Moody’s Investors Service.  Fitch Ratings has given SPS the following residential primary servicer ratings: “RPS2” for subprime, home equity and Alt-A products and “RSS2” for special servicing.

To SPS’s knowledge, no prior securitizations of mortgage loans involving SPS and of a type similar to the assets included in the current transaction have defaulted or experienced an early amortization or other performance triggering event because of SPS’s servicing during the past three years.

In the past three years, SPS has not failed to make any required advance with respect to any securitization of mortgage loans.

SPS believes that there is not a material risk that its financial condition will have any adverse effect on any aspect of its servicing that could have a material impact on the mortgage pool performance or the performance of the securities.

SPS has been involved in various legal and regulatory proceedings.  See “Risk Factors - Recent Developments Affecting SPS” in the prospectus supplement.

The size and composition of and changes in SPS’s portfolio of assets of the type included in the current transaction are as follows:

Subprime First Lien Loans
December 31	Number of Loans	Unpaid Principal Balance
2000	156,503	11,561,328,549
2001	182,166	12,788,766,133
2002	415,178	36,442,671,225
2003	306,508	27,116,674,323
2004	204,682	16,147,260,850
2005	181,972	17,853,515,524
September 30, 2006	173,538	18,975,018,466

Second Lien Loans
December 31	Number of Loans	Unpaid Principal Balance
2000	17,744	497,085,065
2001	43,768	1,316,889,156
2002	78,046	2,378,774,293
2003	49,962	1,440,534,831
2004	32,357	863,199,199
2005	30,621	955,521,650
September 30, 2006	51,629	2,216,349,424

The following summary describes certain of SPS’s relevant and current servicing operations and procedures and is included for informational purposes.  This summary does not purport to be a complete description of SPS’s servicing operations and procedures and is qualified by reference to the provisions of the Pooling and Servicing Agreement as described in this private placement memorandum.  In fact, the obligations of SPS to service the mortgage loans for certificate holders are governed by the provisions of the Pooling and Servicing Agreement and certain of these obligations may result in the application of different procedures than those described in the following summary.  In addition, SPS expects that from time to time its servicing operations and procedures will be modified and changed to address applicable legal and regulatory developments, as well as other economic and social factors that impact its servicing operations and procedures.  There can be no assurance, and no representation is made, that the general servicing operations and procedures of SPS described below will apply to each mortgage loan in the mortgage pool during the term of such loan.

As an experienced loan servicer, SPS has highly developed systems and controls in place to manage its servicing of Alt-A, subprime and non-performing assets.  The servicing of such assets requires a high level of experience and sophistication and involves substantial interaction with customers.  This is particularly true when a customer is experiencing financial difficulty or when a loan has become delinquent.  In such cases, SPS works with customers individually, encouraging them to make payments timely, working on missed payments, and structuring individual solutions when appropriate.

In connection with delinquent mortgage loans, the quality of contact is critical to the successful resolution of the customer’s delinquency.  New hires at SPS receive a minimum of four weeks training prior to being placed into customer service positions having any customer contact.  This training includes general orientation, classroom instruction on specific topics, and individual mentoring for customer service representatives.  SPS has detailed compliance matrices designed for its customer service areas to ensure that each customer call is productive and complies with applicable state and federal regulations.

SPS posts mortgage loan payments on a daily basis.  Funds are typically posted to a payment clearing account on the business day they are received.  SPS transfers funds from the payment clearing account to individual custodial accounts within two business days of deposit into the payment clearing account.

SPS uses two methods of determining delinquencies, depending on whether the related servicing agreement requires (expressly or by implication) application of the “MBA delinquency method” or the “OTS delinquency method”.  The MBA delinquency method treats a loan as 30-59 days delinquent when a payment is contractually past due 30 to 59 days.  For example, a loan due on the first of the month is considered 30 days delinquent at close of business on the last day of the same month.  The OTS delinquency method includes a one month grace period for the purpose of reporting delinquencies.  This method treats a loan as 30-59 days delinquent when a payment is contractually past due 60 to 89 days.  For example, a loan due on the first of the month is considered 30 days delinquent at close of business on the last day of the following month.

SPS uses equity valuation and management experience to determine the point at which an asset should be charged off, unless different criteria are called for by the related servicing agreement.  This evaluation considers the length of the delinquency; time elapsed since the last contact with the customer, any loss of security to the property, and the projected economic valuation of the asset.  SPS uses multiple methods for determining the point of charge-off, depending on the lien position of the related asset.

For example, the general criteria to determine whether to charge off a junior lien loan is made following the 180th day of delinquency, and is based upon whether a broker’s price opinion obtained following the 120th day of delinquency supports the assumption that a significant net recovery would not be possible through foreclosure proceedings or other liquidation of the related property.  If SPS charges off a junior lien loan, resulting in a realized loss to the security holder, SPS will typically continue to service the loan for up to an additional 180 days.  If, after such period, SPS determines that no further net recoveries are reasonably expected, then SPS will consider the second lien a complete write off and discontinue servicing.

SPS organizes collections efforts by stage of delinquency.  The Primary Collections group is responsible for early stage delinquency and is divided into two core groups.  The Stage One collections group is responsible for loans up to 59 days past due (MBA methodology). While associates in the Stage One group are focused on collecting payments currently owed, they will also identify opportunities to refer customers to the Loan Resolution (loss mitigation) department.  Loans that are due for one or two payments as of the end of the previous period are handled jointly by the Stage Two collections group and the Loan Resolution department.  In this group, Stage Two collectors have discretion to establish informal payment agreements of up to three months duration.  Similar to the Stage One team, Stage Two associates also  identify customers who need a formalized forbearance plan or require other loss mitigation assistance, transferring such customers to the Loan Resolution department for assistance.  Depending upon prior loan performance, a significant population of the loans that are due for one or two payments as of the end of the previous period are worked directly by the Loan Resolution department, having been identified as early loss mitigation candidates.

Depending on the circumstances of a particular loan, customer calling campaigns in the Primary Collections group may start as early as the first day of delinquency and continue until the default has been resolved or the property has been sold at foreclosure sale.  SPS has automated dialers which allow a high degree of flexibility in structuring outbound customer calling campaigns to manage collection efforts and maximize loss mitigation efforts.

Loss mitigation efforts are centralized in SPS’s Loan Resolution department.  A customer may be referred to the Loan Resolution department at any depth of delinquency; however, after the loan is due for three or more payments as of the end of the previous period it is worked exclusively by the Loan Resolution department.

SPS’s Loan Resolution department handles inbound calls and executes outbound customer calling campaigns on loans that are due for three or more payments as of the end of the previous period.  The Loan Resolution staff also utilizes letter campaigns to contact customers who may be candidates for workout options.  All Loan Resolution employees receive specialized training in various loss mitigation strategies and applicable state and federal regulations.  Loan Resolution employees are trained to identify potential causes for delinquency.  Once contact with the customer is established, the staff will attempt to determine the customer’s willingness and ability to pay using a proprietary loss mitigation model developed by SPS.  Based on the results of discussions with customers, Loan Resolution employees consider several options to determine what is expected to be the most favorable resolution of the delinquency, including forbearance agreements tailored to the customer’s specific circumstances, reinstatement, short sale, deed in lieu of foreclosure, and loan modification.  Once a potential resolution has been identified, it is reviewed by a central underwriting group within the Loan Resolution department.  SPS has automated portions of this loss mitigation underwriting.  Any loan that fails the automation is immediately referred to an underwriter for more detailed assessment and review of the potential resolution.

In connection with handling delinquencies, losses, bankruptcies and recoveries, SPS has developed a sophisticated model, based upon updated property values, for projecting the anticipated net recovery on each asset.  Property valuations are generally ordered starting at the 63rd day of the default recovery process of the delinquent loan and then no more frequently than every six (6) months.  The projected “net present value” is part of SPS’s proprietary loss mitigation automation and assists staff with determining an appropriate and reasonable strategy to resolve each defaulted loan on the basis of the information then available.  For junior lien loans, this model also tracks the status and outstanding balances of any senior liens and incorporates this information into the model.

Before SPS refers any loan to foreclosure (or resumes foreclosure activity after a delay), the loan undergoes an extensive audit by the Consumer Assurance Review Department (CARD).  The purpose of this audit is to identify potential servicing errors or disputes, ensure compliance with all state and federal regulations, and ensure that each loan has exhausted loss mitigation opportunities if the customer has an involuntary hardship.  In addition to the CARD audit, each loan must pass an automated review process to confirm that the loan meets SPS’s delinquency criteria and that the net present value is sufficient to justify the foreclosure action.

SPS outsources some of the non customer contact aspects of its foreclosure and bankruptcy management to a national third party vendor.  The vendor provides SPS with web-based tools to manage default timelines and with enhanced automation tools for imaging.  SPS images critical documents for each loan in its portfolio.  Although SPS has outsourced portions of its foreclosure and bankruptcy work, complex issues are managed internally by specially trained SPS employees.

SPS utilizes daily automation tools to identify new bankruptcy filings and employs a national vendor to prepare and file proofs of claim.  SPS has streamlined cash posting for its bankruptcy files to maximize cash flows and identify non-performing loans.

SPS’s REO Department is responsible for property valuations and property marketing and disposition, as well as property inspections and preservation work.  Once a property has been acquired as REO, a minimum of two property valuations are obtained to determine the asset value and list price.  All valuations are reviewed and reconciled by valuation specialists prior to listing the property.  These specialists set the suggested sales price and make recommendations for property repairs.  New property valuations are obtained every 90 days and broker status reports are reviewed monthly to ensure appropriate marketing efforts and consistency in the marketing process.  SPS asset managers have delegated approval to accept offers within pre-defined authority levels.

SPS has created an internal control regimen to ensure that company policies and procedures are followed.  These include internal audits performed by our Servicing Risk Management team (“SRM”).  Under SPS’s risk assessment program, all loan servicing departments are responsible for identifying operational and financial risks, testing internal controls, reporting test results, and undertaking corrective action, when appropriate.  The entire program is overseen by SRM, which reports to SPS’s Legal Department and is independent of loan servicing departments.

SPS is not the document custodian of most of the loans that it services.  SPS has an internal department which manages all document requests from staff and vendors.  The Document Control department works closely with the foreclosure and bankruptcy units and with third party custodians to clear assignments and document exceptions.

In connection with the servicing of mortgage loans, SPS outsources certain tasks and business processes related to the following loan servicing functions to companies within the United States:

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Print and mail services

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Foreclosure and bankruptcy processing

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Title processing

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Tax payments and processing

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Insurance payments and claims processing

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Flood zone determination and tracking

In addition, SPS typically outsources certain tasks and business processes related to the following loan servicing functions to an outsourcing company operating in India:

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Payoff quote preparation

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Property valuations for property preservation

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Data integrity on newly boarded loan data

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Validation of ARM changes

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Forbearance preparation

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REO invoice preparation

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Escrow analysis

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Junior lien analysis

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Reconveyance processing

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Back office research related to customer service

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MERS loan tracking

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Bankruptcy per-discharge audit

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Credit bureau dispute research

This outsourcing company has no direct contact with SPS’s customers.

SPS has made significant changes to several of its policies, procedures and core processes over the past three years.  Some of the key changes include:

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Extending the new hire training period

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Introducing a centralized call monitoring program

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Increasing involvement of mid-senior level managers in the hiring process

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Implemented new incentive plans based on a true balanced scorecard

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Establishing a Consumer Ombudsman and a robust Customer Advocacy unit to effectively manage dispute resolution, perform root cause analysis and identify best practices and apply loss mitigation strategies

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Reducing numerous manual processes with the implementation of the MSP Director platform and proprietary Select Plus system

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Customizing training programs in support of material business process changes

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Establishing offshore outsourcing relationships to improve efficiencies across a number of operational units within SPS

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Expanding the pre-foreclosure audit process to include review of closed bankruptcy matters, written repayment plans, and pending foreclosure sales

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Implementing automated underwriting for loss mitigation with escalated review of any denials

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Implementing web-based technology for management of timeline processes

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Implementing web-based imaging technology

ANNEX 3: THE MASTER SERVICER AND TRUST ADMINISTRATOR

Wells Fargo Bank, National Association (“Wells Fargo Bank”) will act as Trust Administrator and Master Servicer under the Pooling and Servicing Agreement.  Wells Fargo Bank is a national banking association and a wholly-owned subsidiary of Wells Fargo & Company.  A diversified financial services company with approximately $482 billion in assets, 23 million customers and 153,000+ employees, as of December 31, 2005, Wells Fargo & Company is a U.S. bank holding company providing banking, insurance, trust, mortgage and consumer finance services throughout the United States and internationally.  Wells Fargo Bank provides retail and commercial banking services and corporate trust, custody, securities lending, securities transfer, cash management, investment management and other financial and fiduciary services.  The Depositor, the Sponsor, the Seller and the Servicer(s) may maintain banking and other commercial relationships with Wells Fargo Bank and its affiliates.  Wells Fargo Bank maintains principal corporate trust offices located at 9062 Old Annapolis Road, Columbia, Maryland 21045-1951 (among other locations) and its office for certificate transfer services is located at Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479.

Wells Fargo serves or may have served within the past two years as loan file custodian for various mortgage loans owned by the Sponsor or an affiliate of the Sponsor and anticipates that one or more of those mortgage loans may be included in the Trust.  The terms of any custodial agreement under which those services are provided by Wells Fargo are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.

Under the terms of the Pooling and Servicing Agreement, Wells Fargo Bank also is responsible for securities administration, which includes pool performance calculations, distribution calculations and the preparation of monthly distribution reports.  As Trust Administrator, Wells Fargo Bank is responsible for the preparation and filing of all REMIC tax returns on behalf of the Trust REMICs and the preparation of monthly reports on Form 10-D, current reports on Form 8-K and annual reports on Form 10-K that are required to be filed with the Securities and Exchange Commission on behalf of the issuing Trust.  Wells Fargo Bank has been engaged in the business of securities administration since June 30, 1995.  As of June 30, 2006, Wells Fargo Bank was acting as Trust Administrator with respect to more than $894,773,136,436 of outstanding residential mortgage-backed securities.

Wells Fargo Bank acts as Master Servicer pursuant to the Pooling and Servicing Agreement.  The Master Servicer is responsible for the aggregation of monthly Servicer reports and remittances and for the oversight of the performance of the Servicers under the terms of their respective Servicing Agreements.  In particular, the master servicer independently calculates monthly loan balances based on servicer data, compares its results to servicer loan-level reports and reconciles any discrepancies with the servicers.  The master servicer also reviews the servicing of defaulted loans for compliance with the terms of the pooling and servicing agreement. In addition, upon the occurrence of certain Servicer events of default under the terms of any Servicing Agreement, the Master Servicer may be required to enforce certain remedies on behalf of the Trust and at the direction of the Trustee against such defaulting Servicer.  Wells Fargo has been engaged in the business of master servicing since June 30, 1995.  As of June 30, 2006, Wells Fargo Bank was acting as master servicer for approximately 1253 series of residential mortgage-backed securities with an aggregate outstanding principal balance of approximately $651,189,990,090.